SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                                 DVI, INC.
		 -----------------------------------------
                             (Name of issuer)

                   Common Stock, Par Value $.005 Per Share
		 -----------------------------------------
                      (Title of class of securities)

                                22-2722773
  		 -----------------------------------------
                              (CUSIP number)

                             David L. Higgins
                           4041 MacArthur Blvd.
                         Newport Beach, CA  92660
                              (714) 474-5800
       		 -----------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              July 31, 1995
       		 -----------------------------------------
          (Date of event which requires filing of this statement)

               If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

               Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person
     (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
     Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                      (Continued on following pages)

                            (Page 1 of 5 Pages)

__________________________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                 SCHEDULE 13D

CUSIP No. 22-2722773					     Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	        David L. Higgins
        	###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)    /_/
                                                                 (b)    /_/
3	SEC USE ONLY

4	SOURCE OF FUNDS*

        	  PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(c) OR 2(e)				/_/

6	CITIZENSHIP OR PLACE OF ORGANIZATION

        	  United States of America


			7	SOLE VOTING POWER

       NUMBER OF			354,780
        SHARES
     BENEFICIALLY	8	SHARED VOTING POWER
       OWNED BY
         EACH				0
       REPORTING
        PERSON		9	SOLE DISPOSITIVE POWER
         WITH
					354,780

			10	SHARED DISPOSITIVE POWER

					0


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON								/_/

	           349,780

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*					/_/

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        	   3.7%
14	TYPE OF REPORTING PERSON*

	           IN


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.
	  -------------------

    The class of equity securities to which this statement relates is the common stock, par value $.005 per share (the "Common Stock"), of DVI, Inc., a Delaware corporation ("DVI"). The principal executive offices of DVI are located at 500 Hyde Park, Doylestown, Pennsylvania 18901.

ITEM 2.   IDENTITY AND BACKGROUND.
	  -----------------------

          This statement is filed by Mr. David L. Higgins.

     Mr. Higgins is an individual whose business address is 4041 MacArthur Boulevard, Suite 401, Newport Beach, California 92660. Mr. Higgins's principal business activity is serving as the Chief Executive Officer of DVI. The business address of DVI is 4041 MacArthur Boulevard, Suite 401, Newport Beach, California 92660. Mr. Higgins has not during the last five years been convicted in a criminal proceeding, nor during the last five years has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Higgins is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
	  -------------------------------------------------

     The occurrence which gave rise to the requirement to file this statement was the issuance by DVI of 2,875,000 additional registered shares of Common Stock. This issuance diluted Mr. Higgins' percentage ownership. Mr. Higgins owns 252,400 issued and outstanding shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.
	  ----------------------

          As described above, the dilution of Mr. Higgins' stock ownership has occurred due to the recent sale by the Company of 2,875,000 additional registered shares of Common Stock.

          Mr. Higgins's primary interest is to maximize the value of his investment in DVI. To this end, Mr. Higgins intends continually to review DVI's business affairs and financial position and future prospects as well as conditions in the securities markets and general economic and industrial conditions. Based on such evaluation and review and other factors (including, without limitation, the attitude of the Board of Directors and management of
DVI), Mr. Higgins will continue to consider various alternative courses of action and will in the future take such actions with respect to his equity ownership in DVI as he deems appropriate in light of the circumstances existing from time to time. Such actions may include seeking to maintain representation on the Board of Directors of DVI, making recommendations to management concerning various business strategies, acquisitions, dividend policies and other matters, seeking to effect or encourage a change of control of DVI through a proxy solicitation, tender offer, exchange offer, merger or otherwise or such other actions as Mr. Higgins may deem appropriate. Such actions may involve the purchase of additional Shares or, alternatively, may involve the sale of all or a portion of the shares beneficially owned by Mr. Higgins in the open market or in privately negotiated transactions to one or more purchasers.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
	  ------------------------------------

               (a) Mr. Higgins is the beneficial owner of 349,780 shares of Common Stock, which he believes to constitute 3.7% of the out-standing Common Stock of DVI. This amount includes: (i) 100,000 shares issuable upon exercise of stock options held by Mr. Higgins;
	  (ii) 2,380 shares held through the Company's 401(K) Plan; and (iii) 252,400 outstanding shares of Common Stock owned by him. The 252,400 shares do not include 3,650 shares held of record by Doris Higgins, Mr. Higgins' mother, as to which Mr. Higgins disclaims any beneficial interest.

               (b) Mr. Higgins has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 252,400 shares of Common Stock owned by him. He will have sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of the 100,000 shares of Common Stock issuable to him upon exercise of stock options.

               (c) Except as described in this filing, Mr. Higgins did not effect any transactions in the last sixty days in Common Stock.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

               (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
	  --------------------------------------------------------
	  WITH RESPECT TO SECURITIES OF THE ISSUER.
	  --------------------------------------------------------

          Mr. Higgins is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
	  ---------------------------------

          None.

                                   SIGNATURE
                                   ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  /s/David L. Higgins
                                                  ___________________________
September 6, 1995                                 David L. Higgins